United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACCOLADE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00437E102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed “ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00437E102

1.	Names of Reporting Persons Bellevue Group AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,677,277
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,677,277

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) CO,HC

CUSIP No. 00437E102

1.	Names of Reporting Persons Bellevue Asset Management AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 635,232
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 635,232

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 0.9%
12.	Type of Reporting Person (See Instructions) CO, HC, FI

CUSIP No. 00437E102

1.	Names of Reporting Persons Bellevue Asset Management (UK) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,042,045
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,042,045

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) FI

Item 1

1(a)	Name of Issuer: Accolade, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

1201 Third Avenue, Suite 1700, Seattle, Washington 98101

Item 2

2(a) Name of Person Filing: Bellevue Group AG (“Bellevue Group”) on behalf of its wholly-owned subsidiaries, Bellevue Asset Management (UK) Ltd. (“BAM UK”) and Bellevue Asset Management AG (“BAM”).

2(b)	Address of Principal Business Office or, if none, Residence:

Bellevue Group:	Seestrasse 16, Kuesnacht, Switzerland, CH-8700

BAM:	Seestrasse 16, Kuesnacht, Switzerland, CH-8700

BAM UK:	32 London Bridge Street, 24th Floor, London, England SE1 9SG

2(c) Citizenship:	Bellevue Group AG: Switzerland

Bellevue Asset Management AG: Switzerland Bellevue Asset Management (UK) Ltd.: England and Wales

2(d) Title of Class of Securities                     Common Stock

2(e) CUSIP Number             00437E102

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a. ☐ Broker or Dealer registered under Section 15 of the Act.

b. ☐ Bank as defined in Section 3(a)(6) of the Act.

c. ☐ Insurance company as defined in Section 3(a)(19) of the Act.

d. ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

e. ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f. ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g. ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. ☒ A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution; and

k. ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: BAM UK is an investment manager regulated by the Financial Conduct Authority of the United Kingdom. BAM is an investment manager regulated by the Swiss Financial Market Supervisory Authority.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,168,448

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 3,168,448

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 3,168,448

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by Bellevue Group, BAM and BAM UK. BAM UK is a wholly-owned subsidiary of BAM. Each of BAM UK and BAM is a wholly-owned subsidiary of Bellevue Group.

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers and investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bellevue Group AG

Date: February 14, 2023	By:	/s/ Michael Hutter
Signatory Authority

	Name:	Michael Hutter
	Title:	Chief Financial Officer

Date: February 14, 2023	By:	/s/ Christoph Eisenring
Signatory Authority

	Name:	Christoph Eisenring
	Title:	Head Legal & Compliance

Bellevue Asset Management AG

Date: February 14, 2023	By:	/s/ Martin Gubler
Signatory Authority

	Name:	Martin Gubler
	Title:	Chief Financial Officer

Date: February 14, 2023	By:	/s/ Christoph Eisenring
Signatory Authority

	Name:	Christoph Eisenring
	Title:	Head Legal & Compliance

Bellevue Asset Management (UK) Ltd.

Date: February 14, 2023	By:	/s/ Martin Gubler
Signatory Authority

	Name:	Martin Gubler
	Title:	Director